Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended
("Act")

October __, 2003

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by November __, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After November __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

NISOURCE INC., ET AL. (70-[___])
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     NiSource Inc. ("NiSource"), a Delaware corporation and a registered holding company whose principal business address is at 801 East 86th Avenue, Merrillville, Indiana 46410-6272; Columbia Energy Group, a registered holding company subsidiary of NiSource, of the same address ("Columbia"); NiSource's direct and indirect public-utility subsidiaries: Northern Indiana Public Service Company, Kokomo Gas and Fuel Company, Northern Indiana Fuel and Light Company, Inc., Bay State Gas Company, Northern Utilities, Inc., Columbia Gas of Kentucky, Inc., Columbia Gas of Maryland, Inc. ("Columbia Maryland"), Columbia Gas of
Ohio, Inc., Columbia Gas of Pennsylvania, Inc. and Columbia Gas of Virginia,
Inc. (collectively the "Utility Subsidiaries"); and NiSource's direct and indirect nonutility subsidiaries: NiSource Corporate Services Company, a subsidiary service company; Columbia Gas Transmission Corporation, Columbia Gulf Transmission Company, Granite State Transmission, Inc., and Crossroads Pipeline Company, which are engaged in interstate natural gas transportation and storage; Primary Energy, Inc., an intermediate subsidiary that owns all of the outstanding common stock of Whiting Clean Energy, Inc., an "exempt wholesale


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generator" ("EWG") under Section 32 of the Act; EnergyUSA, Inc., which serves as the holding company for subsidiaries that are engaged in energy marketing and in providing energy management services; NiSource Development Company, Inc., which holds passive investments in affordable housing projects that qualify for federal income tax credits and in other real estate ventures that are intended to complement NiSource's energy businesses; NiSource Insurance Corporation Limited, a captive insurance subsidiary; IWC Resources Corporation, which was previously the holding company for several water distribution companies;(1) and two special purpose financing subsidiaries, NiSource Finance Corp. and NiSource Capital Markets, Inc., through which NiSource issues long-term and short-term debt securities (collectively the "Nonutility Subsidiaries," and together with the Utility Subsidiaries, the "Subsidiaries"), have filed an application and/or declaration ("Application/Declaration") with the Commission pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(c), and 12(f) of the Act and Rules 26(c), 42, 45(a), 45(c), 46, 53, and 54 promulgated thereunder. NiSource, Columbia and the Subsidiaries are herein referred to as the "Applicants."

     The Current Orders. NiSource and Columbia and their respective subsidiaries are currently authorized under the terms of several orders (the "Current Orders") to engage in a program of external and intrasystem financing and to engage in other related transactions through December 31, 2003, as follows:

     By order dated November 1, 2000, as supplemented by orders dated March 21, 2001 and September 12, 2002,(2) NiSource is authorized to issue and sell from time to time through December 31, 2003, directly or indirectly through one or more existing or future special-purpose subsidiaries ("Financing Subsidiaries") organized solely to facilitate a financing, equity securities, long-term debt securities, and unsecured short-term indebtedness having maturities of less than one year; certain of the Utility Subsidiaries are authorized to issue and sell short-term debt securities; NiSource is authorized, directly or through one or more Financing Subsidiaries, to guarantee indebtedness or contractual obligations or provide other forms of credit support on behalf or for the benefit of its Subsidiaries; Non-Utility Subsidiaries are authorized to provide guarantees of indebtedness or contractual obligations or provide other forms of credit support on behalf or for the benefit of other Non-Utility Subsidiaries; NiSource and the Subsidiaries are authorized to enter into hedging transactions with respect to the outstanding indebtedness and anticipatory debt offerings in order to manage and minimize interest rate costs; the Applicants are authorized to change the terms of the authorized capitalization of any Subsidiary; the Applicants (other than Columbia) are authorized to acquire the equity securities of one or more additional Financing Subsidiaries and to guarantee the securities issued by such Financing Subsidiaries; NiSource is authorized to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries, including but not limited to EWGs, "foreign


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(1)  The principal operating assets of IWC Resources Corporation and its subsidiaries were sold in April 2002 in accordance with the Commission's divestiture order under Section 11(b)(1) of the Act.

(2)  Holding Co. Act Release Nos. 27265, 27361 and 27567, respectively.


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utility companies" ("FUCOs"), companies engaged or formed to engage in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), or "exempt telecommunications companies" ("ETCs"); NiSource is authorized to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries and the activities and functions related to such Non-Utility Subsidiaries; Non-Utility Subsidiaries are exempt from the at-cost requirements of Section 13(b) with respect to the sale of goods and services to other Non-Utility Subsidiaries, subject to certain limitations and restrictions; Non-Utility Subsidiaries are authorized to engage in certain categories of activities permitted under Rule 58 outside the United States, subject to certain limitations; Columbia is authorized to pay dividends out of capital and unearned surplus in an amount no greater than the net proceeds realized from the sale of the securities or assets of any of its non-utility subsidiaries and/or to use such net proceeds to reacquire shares of its common stock that are held by NiSource, and Non-Utility Subsidiaries are authorized to pay dividends out of capital and unearned surplus to the extent permitted under applicable law and the terms of any credit arrangements to which they may be parties; and the Applicants are authorized to allocate consolidated income tax liability pursuant to an agreement that does not conform in all respects to the requirements of Rule 45(c).

     By order dated December 19, 2001, as supplemented by orders dated June 3, 2002 and August 8, 2002,(3) NiSource, the Utility Subsidiaries and certain of the Non-Utility Subsidiaries are authorized to participate in the formation and funding of a system money pool arrangement ("Money Pool") and, to the extent not exempt under Rules 45(b) and 52, to extend credit to and make borrowings from each other (and in connection therewith to issue their promissory notes evidencing borrowings), subject to various restrictions.(4) In addition, Columbia Maryland is authorized to issue and sell from time to time, and Columbia is authorized to acquire, Columbia Maryland's common stock and long-term debt securities in an aggregate amount not to exceed $40 million.

     By orders dated December 23, 1996, December 22, 1997 and June 8, 1999,(5) Columbia is currently authorized through December 31, 2003 to issue and sell equity and long-term debt securities and to enter into guarantee arrangements, obtain letters of credit, and otherwise provide credit support for its subsidiary companies. Columbia is also authorized to issue and sell short-term debt securities and make loans to its subsidiaries.

     In the Application/Declaration, the Applicants are seeking to amend, modify and extend their current authorization under the Current Orders. The order issued in this proceeding will replace and supersede the Current Orders.


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(3)  Holding Co. Act Release Nos. 27479, 27535 and 27559, respectively.

(4) Among these restrictions, NiSource, Columbia, NiSource Finance, and Capital Markets are authorized to participate in the Money Pool as lenders only.

(5)  Holding Co. Act Release Nos. 26634, 26798 and 27035.


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     General Terms and Conditions Applicable to Securities to be Issued: The
following general terms will be applicable to the proposed external financing activities requested to be authorized hereby:

          (a) Effective Cost of Money. The effective cost of capital on Long-term Debt, Preferred Stock and other forms of Preferred Securities, Equity-linked Securities, and Short-term Debt (as such terms are defined below) will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital (i) on any series of Long-term Debt exceed 500 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, (ii) on any series of Preferred Securities or Equity-linked Securities exceed 600 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, and (iii) on Short-term Debt exceed 500 basis points over the London Interbank Offered Rate for maturities of less than one year.

          (b) Maturity. The maturity of Long-term Debt will be between one and 50 years after the issuance thereof. Preferred Securities and Equity-linked Securities will be redeemed no later than 50 years after the issuance thereof, unless converted into Common Stock, except that Preferred Stock issued directly by NiSource may be perpetual in duration.

          (c) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to the authorization in this proceeding will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

          (d) Common Equity Ratio. At all times during the Authorization Period, NiSource, Columbia and each Utility Subsidiary will maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt); provided that NiSource and Columbia will in any event be authorized to issue common stock (including pursuant to stock-based plans maintained for shareholders, employees and management) to the extent authorized herein.

          (e) Investment Grade Ratings. Applicants further represent that, except for securities issued for the purpose of funding Money Pool operations, no guarantees or other securities, other than Common Stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of the top level registered holding company that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization , as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade.


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Applicants are requesting that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

     Summary of Specific Requests: The Applicants are requesting authorization for a program of external and intrasystem financing, credit support arrangements, and other related proposals through the period ending December 31, 2006 (the "Authorization Period"), as follows:

          (a) External Securities of NiSource: NiSource requests authority to increase its capitalization by issuing and selling from time to time during the Authorization Period, directly or indirectly through one or more Financing
Subsidiaries: (i) additional shares of common stock ("Common Stock") or options, warrants, forward equity purchase contracts, or other rights that are exercisable or exchangeable for or convertible into Common Stock, (ii) preferred stock ("Preferred Stock") or other types of preferred securities (including specifically trust preferred securities) (together, "Preferred Securities") and equity-linked securities ("Equity-linked Securities"), and (iii) notes, debentures and other forms of long-term debt securities having maturities of one year or more up to 50 years ("Long-term Debt"), in an aggregate amount not to exceed $6 billion, provided that (A) securities issued for purposes of refunding or replacing other outstanding long-term securities where NiSource's capitalization is not increased as a result thereof, and (B) any shares of Preferred Stock issued under NiSource's shareholders rights plan shall not be counted against this proposed limitation on new long-term financing. In addition, NiSource requests authority to issue and sell from time to time, directly or indirectly through one or more Financing Subsidiaries, unsecured short-term indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $2.5 billion.

          (b) Securities of Columbia: Columbia requests authorization to increase its capitalization by issuing additional shares of its common stock to NiSource and/or long-term debt securities having maturities of up to 50 years to NiSource or a Finance Subsidiary of NiSource or to unaffiliated third-party lenders in an aggregate amount not to exceed $3 billion (excluding securities issued for purposes of refunding or replacing other outstanding long-term securities where Columbia's capitalization is not increased as a result thereof).

          (c) Securities of Columbia Maryland: Columbia Maryland requests authorization to issue and sell from time to time, and Columbia requests authorization to acquire, additional shares of Columbia Maryland's common stock and long-term debt securities. The aggregate amount of common stock and/or long-term debt securities to be issued by Columbia Maryland during the Authorization Period will not to exceed $40 million.

          (d) Money Pool Transactions: NiSource, the Utility Subsidiaries and certain of the Non-Utility Subsidiaries hereby request authorization to continue to participate in the Money Pool. To the extent not exempted by Rule 52, the Money Pool participants request authorization to make unsecured short-term borrowings from the Money Pool and to contribute surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool. To the extent not exempt by Rule 45(b) or Rule 52(d), as applicable, NiSource, directly or indirectly through NiSource Finance, requests


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authorization to invest surplus funds and/or lend and extend credit to the participating subsidiaries through the Money Pool.

          (e) Guarantees: NiSource and Columbia request authority, directly or through one or more Financing Subsidiaries, to guarantee indebtedness or contractual obligations or provide other forms of credit support ("Parent Guarantees") on behalf or for the benefit of any of their Subsidiaries in an aggregate principal or nominal amount not to exceed $3.5 billion in the case of NiSource and $3.5 billion in the case of Columbia at any one time outstanding, provided that any securities issued by a Financing Subsidiary of NiSource that are guaranteed or supported by other forms of credit enhancement provided by NiSource will also not count against the limitation on Parent Guarantees. In addition, Non-Utility Subsidiaries request authorization to provide guarantees of indebtedness or contractual obligations or provide other forms of credit support ("Non-Utility Subsidiary Guarantees") on behalf or for the benefit of other Non-Utility Subsidiaries in an aggregate principal or nominal amount not to exceed $2 billion at any one time outstanding, exclusive of any guarantees that are exempt pursuant to Rule 45(b) and Rule 52(b).

          (f) Interest Rate Hedges: NiSource and Columbia and, to the extent not exempt under Rule 52, the Subsidiaries request authorization to enter into hedging transactions ("Interest Rate Hedges") with respect to the indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authorization to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

          (g) Changes to Capitalization of Subsidiaries: NiSource, for itself and on behalf of the Subsidiaries, requests authorization to change the terms of the authorized capitalization of any Subsidiary, provided that, if a Subsidiary is not wholly owned, all other required shareholder consents have been obtained for such change.

          (h) Financing Subsidiaries: NiSource and Columbia request authorization to acquire the equity securities of one or more additional Financing Subsidiaries, to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52(b), and to issue their unsecured subordinated notes to any Financing Subsidiary to evidence the transfer of financing proceeds to the parent of the Financing Subsidiary.

          (i) Intermediate Subsidiaries: NiSource requests authorization to acquire, directly or indirectly, the equity securities of one or more additional Intermediate Subsidiaries exclusively to facilitate the acquisition, financing, and/or ownership of securities of existing or new Non-Utility Subsidiaries, including but not limited to EWGs, FUCOs, ETCs and Rule 58 Subsidiaries.

          (j) Non-Utility Subsidiary Reorganizations: NiSource requests authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries and the activities and functions related to such investments.

          (k) Preliminary Development Expenditures: Non-Utility Subsidiaries (including Intermediate Subsidiaries) request authorization to expend up to


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$250 million during the Authorization Period on preliminary development activities relating to potential new non-utility investments.

          (l) Exemption under Section 13(b): To the extent not exempt pursuant to Rule 90(d), the Non-Utility Subsidiaries request authorization to perform services and sell such goods to each other at fair market prices, determined without regard to "cost," subject to certain specified limitations.

          (m) Activities Outside the United States: NiSource requests authorization on behalf of any current and future Rule 58 Subsidiaries to engage in certain categories of activities permitted thereunder outside the United States, subject to certain limitations. Specifically, NiSource requests that the Commission (i) authorize Non-Utility Subsidiaries to engage in energy marketing and brokering activities in Canada and reserve jurisdiction over such activities outside of Canada pending completion of the record in this proceeding, (ii) authorize Non-Utility Subsidiaries to provide energy management services and consulting services anywhere outside the United States, and (iii) reserve jurisdiction over certain other proposed activities of Non-Utility Subsidiaries outside the United States, pending completion of the record.

          (n) Dividends: Columbia requests authority to pay dividends out of capital and unearned surplus in an amount equal to the net proceeds realized from the sale of the securities or assets of any of its non-utility subsidiaries and/or to use such net proceeds to reacquire shares of its common stock that are held by NiSource. In addition, Non-Utility Subsidiaries request authorization to pay dividends out of capital and unearned surplus and/or acquire, retire, or redeem the securities that they have issued to any associate company to the extent permitted under applicable law and the terms of any credit arrangements to which they may be parties.

          (o) Tax Allocation Agreement: The Applicants request authorization to continue to allocate consolidated income tax liabilities in accordance with the Tax Allocation Agreement previously approved by the Commission for tax years ending during the Authorization Period. Under the Tax Allocation, subject to certain limitations, NiSource is permitted to retain the benefit associated with the interest expense on indebtedness incurred to acquire Columbia.

     The Applicants state that the approvals of certain state commissions required for the Money Pool transactions and for the Tax Allocation Agreement have previously been obtained and that no state commission and no federal commission, other than this Commission, has jurisdiction over any of the other proposed transactions.


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